First American Funds, Inc.

800 Nicollet Mall

Minneapolis, Minnesota 55402

October 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for First American Funds, Inc. Registration Statement on Form N-14 (File No. 333-259405)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), First American Funds, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Government Select Series, a series of PFM Funds, with and into Government Obligations Fund, a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 9, 2021, pursuant to Rule 488 under the Securities Act (Accession Number 0000897101-21-000752).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Minneapolis and State of Minnesota on the 6th day of October, 2021.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Rita Rubin of Ropes & Gray LLP, counsel to the Registrant, at (312) 845-1241.

Sincerely,

/s/ Eric J. Thole

Eric J. Thole

President (principal executive officer)

cc:	Paulita A. Pike, Esq. Jill M. Stevenson Richard J. Ertel, Esq.